Exhibit 99.1

BIT Mining Limited Regains Compliance with NYSE Continued Listing Standards

AKRON, Ohio, Feb. 2, 2023/PRNewswire/-BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”), dated January 31, 2023, notifying the Company that it has regained compliance with the NYSE’s continued listing standards.

On July 29, 2022, the NYSE notified the Company that it was not in compliance with the NYSE’s continued listing standards because, as of July 28, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

On December 23, 2022, the Company effected a change to a new ratio of one (1) ADS to one hundred (100) Class A ordinary shares, par value US$0.00005 per share, which had the same effect as a one-for-ten reverse share split.

In its letter dated January 31, 2023, the NYSE confirmed that a calculation of the Company’s average stock price for the 30-trading days ended January 30, 2023, indicated that the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, the Company is no longer considered below the $1 continued listing criterion.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com